Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to New Focus’s Employee Stock Purchase Plan and a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On January 29, 2004, New Focus communicated the following message to its employees.

Employee Stock Purchase Plan (ESPP)

An ESPP Offering begins February 2, 2004

The DEADLINE to Start, Terminate or Modify your ESPP is Friday, February 6, 2004

Current ESPP Participants:

- If you are currently enrolled and wish to continue enrollment with the same withholding %, you do NOT need to submit a new enrollment form to participate in the plan beginning February 2, 2004. You will automatically be enrolled for the “2/2/04 through 7/30/04” purchasing period.

- If you are currently enrolled and wish to modify your withholding % or terminate your ESPP, or if you are not currently enrolled and wish to enroll, you can enroll, terminate, or modify your withholding % at this time, subject to the 15% maximum withholding by filling out the (attached) “Subscription Agreement Form” and faxing to me by the deadline of Friday, February 6, 2004. Your first payroll deduction at this new or modified rate will appear on the February 12, 2004 paycheck.

January 30 Purchase!!

We will purchase shares for the current “08/01/03 - 01/30/04” period on Friday, January 30, 2004 based upon your cash contributions for this period and the appropriate purchase price. These purchased shares will be deposited to your E*Trade Options Link account after the close of business Friday January 30, 2004 and prior to the opening of the Market on Monday February 2, 2004. You can view or access your shares at www.optionslink.com <http://www.optionslink.com/> or by contacting E*TRADE’s OptionsLink Customer Service at 1-800-838-0908.

Effects of the New Focus/Bookham Transaction on ESPP:

If the merger with Bookham closes prior to the end of the new purchase period (July 30, 2004), New Focus will be terminating its ESPP prior to the closing of the transaction. ESPP participants will receive prior notice of the plan closure and the purchase period will be shortened accordingly. Cash contributions made from the beginning of the new purchase period until the termination of the company’s ESPP will be converted to New Focus shares at the appropriate purchase price.

Additional Information And Where To Find It:

On January 14, 2003, Bookham Technology plc filed Amendment No. 3 to Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.